Autobytel Inc.

18872 MacArthur Boulevard

Irvine, California 92612-1400

October 17, 2007

Mark Kronforst

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Autobytel Inc., Form 10-K, filed March 15, 2007; File No. 000-22239

Dear Mr. Kronforst:

Reference is made to your letter dated September 19, 2007 (the “Letter”) regarding an additional comment provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Autobytel Inc. (“Autobytel”) with respect to the above referenced Form 10-K filing made by Autobytel with the Commission on March 15, 2007. For your convenience of reference, your comment is reproduced below in bold quoted text, prior to the related response by Autobytel.

“We note that your auditors national office review of the Dealix settlement transaction is ongoing. Please provide us with the results of that review when it is completed. We assume from your previous responses that all aspects of the transaction are being reviewed and expect that you will communicate their views to us in an EDGAR submission. This submission should address the national office’s views regarding whether the valuation performed results in an objective and reliable fair value sufficient to separate the transaction into the elements currently identified. In addition, the submission should address the impact of the ongoing obligation on recognition of the element(s) and the related income statement classification. Please clarify or supplement your previous responses with any additional information provided by the national office, as necessary.”

For the Staff’s convenience, Autobytel has primarily repeated its previous responses below and included further clarifying information.

I . FACTS AND CIRCUMSTANCES SURROUNDING SETTLEMENT

In 2004, Autobytel filed a lawsuit in the United States District Court for the Eastern District of Texas against Dealix Corporation (“Dealix”), a wholly-owned subsidiary of The Cobalt Group. In that lawsuit, Autobytel asserted infringement of U.S. Patent No. 6,282,517, entitled “Real Time Communication of Purchase Requests,” against Dealix. In December 2006, Autobytel entered into a settlement agreement (the “Agreement”) with Dealix relating to the lawsuit. The Agreement provides that Dealix will pay Autobytel a total of $20.0 million in settlement payments for a mutual release of claims and a non-exclusive license from Autobytel to Dealix and the Cobalt Group of certain of Autobytel’s patent and patent applications. On March 13, 2007, the Company received the initial $12.0 million settlement payment with the remainder to be paid out in installments of $2.7 million on the next three annual anniversary dates of the initial payment. These remaining payments are guaranteed by WP Equity Partners, Inc., a Warburg Pincus affiliate. With court approval on March 25, 2007, the lawsuit against Dealix was dismissed.

Under the settlement agreement, the licensed patents are (i) a method and apparatus for formulating and submitting a purchase request over a computer network and making said purchase request available to a dealer and (ii) a method that allows users to choose aftermarket accessories for selected vehicle models on-line and have them incorporated into a purchase request.

The licensed patent applications are (i) a method and system for managing a purchase request, (ii) a product configuration display system and method enabling the configuration and displaying of a product for purchase by a potential buyer, (iii) a continuous online auction system and method enabling the auctioning of products and (iv) a system and method for generating comparative advertisements.

The licensed patent under (i) above is one of the key pieces of Autobytel’s business model and is the foundation for its online vehicle marketing services, which links prospective buyers of vehicles with dealers.

Autobytel did not transfer any technology, software codes or programs to Dealix. Dealix presumably uses its own software or third party software in connection with this non-exclusive patent license.

Also included in the Agreement is a covenant not to sue provision which extends through the duration of the non-exclusive license. In exchange for the settlement amount, Autobytel agreed that to the extent operating under the non-exclusive patent license would necessarily infringe any other patent owned by Autobytel or which Autobytel has the right to license, Autobytel would allow Dealix to use such future patents and would not sue Dealix based on such patents.

II. SUMMARY OF ACCOUNTING ANALYSES

Autobytel’s view: The covenant not to sue, which is a limited license to “yet to be delivered”, unspecified patents, constitutes a continuing obligation by Autobytel to Dealix requiring deferral and ratable recognition of a portion of the settlement gain pursuant to paragraphs 48 and 49 of Statement of Position (“SOP”) 97-2, Software Revenue Recognition and AICPA’s Technical Practice Aid (“TPA”) 5100.75, Fair Value of PCS Renewals Based on Users Deployed and Software Revenue Recognition, which Autobytel references to by analogy. Autobytel believes its valuation of the non-exclusive patent license, which includes the continuing obligation, is objective and reliable.

Autobytel believes that paragraphs 48 and 49 of SOP 97-2 and TPA 5100.75 address the issue of accounting for continuing obligation relating to “implied PCS” arrangements. In the absence of specific accounting literature on patent litigation settlement or patent licensing, Autobytel referred to several accounting literature for guidance, most of which are revenue-related.

Autobytel analyzed the settlement from the perspective of Dealix, the licensee, and viewed the covenant not to sue the same as if it provided a license for future patents to the extent operating under the non-exclusive patent license would necessarily infringe any other patent obtained by Autobytel. This is consistent with several court rulings that a covenant not to sue is the same as a license. Autobytel believes that from Dealix’s point of view, this license to future unspecified patents is very significant. Paragraph 49 of SOP 97-2 concluded that “an intent on the part of the vendor not to develop new products during the term of the arrangement does not relieve the vendor of the requirement to recognize revenue ratably over the term of the arrangement, beginning with the delivery of the first product”. Therefore, Autobytel believes that looking only at the fact that the settlement agreement does not expressly obligate it to obtain future patents is not enough. Based on that and the detailed analysis presented below and in our previous responses, Autobytel, the McGladrey and Pullen, LLP (“MP”) audit team, and MP’s National Office representative reached the judgment that the earnings process was not complete. Therefore, Autobytel recognized a liability for the cash receipt from Dealix in excess of the amount allocated to the mutual release of claims, with deferred recognition of the gain from the non-exclusive patent license until the obligation underlying the liability is satisfied, which Autobytel believes will be over time, if and when the future, unspecified patents are available.

MP’s National Office’s view: Please see section IV below.

III. ACCOUNTING ANALYSIS PERFORMED BY AUTOBYTEL

1.	Identification of multiple elements and allocation of settlement proceeds

Autobytel believes that the Agreement has two broad elements:

(i)	mutual release of claims, which is an accumulation of several items, such as, but not limited to (a) reimbursement of legal fees, (b) damages and (c) past infringement.

(ii)	non-exclusive patent license, which encompasses (a) future use of the licensed patents and patent applications described above and (b) future use of yet to be obtained, unspecified patents.

By analogy, Autobytel utilized the residual method as described in paragraph 12 of Emerging Issues Task Force (“EITF”) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, to allocate the settlement amount between the various elements. Autobytel believes the residual method is a reasonable allocation methodology (see further discussion under Item 5 below) as it may be difficult to obtain objective and reliable evidence of the fair value of certain items encompassing the mutual release of claims (delivered element) and any such valuation may be difficult to determine and may be arbitrary. Autobytel determined that the “undelivered element” is the future use of the yet to be obtained, unspecified patents, due to its continuing obligation under the covenant not to sue provision. Autobytel was unable to separately determine the fair value of the license to the yet to be obtained, unspecified patents. Therefore, Autobytel performed a valuation of the non-exclusive patent license as a whole by combining the licensed patent and the license to the future, unspecified patents, regarding both components as the “undelivered element” (see further discussion below).

2.	Continuing obligation

The covenant not to sue provision in the Agreement is the legal equivalent of granting a limited license. The right conferred to Dealix under the Agreement to use the current licensed patent is similar to the right to use future patents under the covenant not to sue provision to the extent practicing under the current patent would necessarily infringe these future patents. The difference is that the patents under the covenant not to sue provision are unspecified and do not yet exist. According to the patent statute, a patent confers upon its owner the right to exclude others from using, making, or selling the patented invention, and to enforce this right against any infringer using, making, or selling the patented invention. When the patent owner grants a license to the patent, the patent owner is essentially promising the licensee that the patent owner will not exercise this right, i.e., that the patent owner will not sue the licensee for using, making, or selling the patented invention. Courts have consistently interpreted a covenant not to sue based on a patent to be analogous to a license. See Spindelfabrik Suessen-Schurr Stahlecker & Grill v. Schubert & Salzer Maschinenfabrik Aktiengesellschaft, 829 F.2d 1075, 1081 (Fed. Cir. 1987); In re Supernatural Foods, LLC, 268 B.R. 759, 802 (Bkrtcy.M.D. 2001); and Intel Corp. v. Broadcom Corp., 173 F.Supp.2d 201 (D. Del 2001).

Although the Agreement neither obligates Autobytel to obtain patents to which Dealix has rights to nor inform Dealix of any new patents it obtains, legally Autobytel is required to comply with the covenant not to sue Dealix for the life of the licensed patent. This holds true, whether or not Dealix is aware of new patents obtained by Autobytel. In the ordinary course of business, Autobytel files patent applications to protect new innovations. In 2007, Autobytel was issued one patent and filed applications for five other patents. Additionally, Autobytel’s general policy is to issue a press release to announce the issuance of a major patent it has obtained. Autobytel also discloses its patents in its Annual Reports filed with the Commission.

Therefore, Autobytel believes that, for accounting purposes, the right to future unspecified patents issued to Autobytel that are necessarily infringed by Dealix in practicing the license granted to Dealix is analogous to arrangements that include post-contract customer support (“PCS”) service, as discussed under paragraphs 48 and 49 of SOP 97-2, only to the extent that the future deliverables (i.e. future patents) are unspecified. This is further strengthened by the concept of “implied PCS” as discussed in TPA 5100.75.

The expectation of obtaining future patents and Autobytel’s existing policy of announcing major patents have similar characteristics to an implied PCS arrangement that commenced upon settlement. However, the right to unspecified future patents under the Agreement is distinguished from arrangements that include PCS because the future deliverables are separate unspecified patents, not unspecified upgrades/enhancements to the licensed patent.

Autobytel further analogized the covenant not to sue provision to “when and if available” deliverable clause discussed in Chapter 7 of the Revenue Recognition Guide by Scott A. Taub, which states, “when-and-if-available clauses generally represent a continuing performance obligation that will be fulfilled over the time period that the clause is in force”. The future, unspecified patents will be made available to Dealix when and if available, to the extent that practicing under the license for the current patents would necessarily infringe such future, unspecified patents.

Based on Autobytel’s research and analysis of the patent settlement as outlined above, Autobytel believes that, for accounting purposes, future patents obtained by Autobytel that are necessarily infringed by Dealix in practicing the license granted to Dealix constitute future delivery and subscription accounting is appropriate as prescribed by both SOP 97-2 and TPA 5100.75.

3.	Continuing obligation is not perfunctory or inconsequential

The covenant not to sue provision does not only involve simply promising not to pursue Dealix in the event that Autobytel’s future patents cause Dealix’s previously agreed-upon use of the license to be subject to additional infringement claims if necessarily infringed as the Staff has previously noted, but more importantly, Dealix has the right to use on a royalty-free basis (emphasis added), future patents obtained by Autobytel without being sued by Autobytel so long as operating under the license would necessarily infringe such other future patents of Autobytel. Autobytel considered the December 8, 1999 speech by the SEC staff at the 27th Annual National AICPA Conference on Current SEC Developments, and noted that under the heading “Up-Front Revenue Recognition When Costs of Performing Are Nominal”, Scott A. Taub, Professional Accounting Fellow, Office of the Chief Accountant of the U.S. Securities & Exchange Commission, stated “we (i.e. the Staff) believe that the determination of whether a performance obligation is substantive cannot be made without considering the purchaser’s viewpoint. If the continuing obligation is valuable to the purchaser, it is difficult to conclude that it is not significant. Therefore, we believe that looking only at the costs the vendor will incur or the effort it will expend is not sufficient when evaluating whether a continuing obligation should affect revenue recognition”. Chapter 7 of the Revenue Recognition Guide by Scott A. Taub, states “the analysis of whether such a clause (i.e. when-and-if-available clause) is inconsequential should be based on whether any delivery requirements are expected to result from it. Only if it is considered remote that there will be any substantive items delivered pursuant to the clause should the when-and-if-available clause be considered inconsequential. In addition, the seller or licensor should be able to satisfactorily explain why, if the when-and-if-available clause is inconsequential (or so unimportant), it was negotiated into the arrangement”.

Therefore, Autobytel evaluated the factors to be considered in determining whether a performance obligation is substantive as discussed under question 2 of paragraph A. 3. c. of Staff Accounting Bulletin (“SAB”) Topic 13, Revenue Recognition, and concluded that its performance obligations under the covenant not to sue provision are not inconsequential or perfunctory (see further discussion under Item 5 below) that may warrant immediate recognition of the entire license fee for several reasons, including, but not limited to:

(i)	The right to use unspecified future patents conferred to Dealix under the covenant not to sue provision is very important to Dealix to practice the license under the current patents. Autobytel believes the licensed patent is valuable not only to automotive businesses, but also to other businesses that process leads over the internet. Autobytel further believes the licensed patent is a key element underlying Dealix’s business model of online vehicle marketing services.

(ii)	As mentioned above, Autobytel has a demonstrated history of filing patent applications to protect new innovations and expects to continue to do so. Autobytel’s general policy is to issue a press release to announce the issuance or acquisition of a major patent and also discloses its patents in its Annual Reports filed with the Commission. Such historical practices were analogized by Autobytel to generally accepted accounting principles discussed within the provisions of SAB Topic 13 to determine the accounting for the patent license fee even though the settlement agreement does not obligate Autobytel to obtain future patents.

(iii)	The period of time before Autobytel’s obligation under the covenant not to sue provision is extinguished is lengthy.

4.	Culmination of the earnings process

In determining the appropriate accounting treatment for this gain derived under the non-exclusive patent license, Autobytel evaluated the specific terms and circumstances of the Agreement and applied the guidance provided by SAB Topic 13 in determining whether the settlement in of itself is a culmination of the earnings process. Autobytel applied, by analogy, SAB Topic 13 A.3.f to the portion of the settlement amount relating to the license to future, unspecified patents and believes it represents a nonrefundable upfront payment for which the earnings process is not complete. Therefore, Autobytel considered the perspective of Dealix, the licensee, in evaluating whether the earnings process is complete. The right to use future patents, which was conveyed in conjunction with the nonrefundable settlement payment, has no utility to Dealix separate and independent of future patents obtained by Autobytel. Therefore, Autobytel does not believe that Dealix’s right to use future patents under the covenant not to sue provision represents the culmination of a separate earnings process for several reasons, including, but not limited to:

(i)	In arriving at the settlement, the right to use future patents under the covenant not to sue provision was an important consideration for both parties.

(ii)	Dealix specifically requested and was granted the right to use these future patents under the circumstances described in the covenant not to sue provision. In the absence of such right, Dealix may not have agreed to a settlement. Also, if Dealix did not have such right, Autobytel could sue Dealix for infringement and charge for the use of such unspecified future patents.

5.	Attribution of fair value to the non-exclusive patent license

Autobytel considered the December 11, 2006 Speech by the SEC staff at the 2006 AICPA Conference on Current SEC and PCAOB Developments, where Joseph D. McGrath, Professional Accounting Fellow, Office of the Chief Accountant Office discussed Multiple Element Arrangements outside the area of revenue recognition, such as “ litigation settlement which required future services or other concessions (emphasis added) between the parties”. Autobytel believes the covenant not to sue provision contained within the Agreement that gives Dealix the right to future, unspecified patents to the extent operating under the non-exclusive patent license would necessarily infringe such other patent owned by Autobytel, is a “significant concession”, as discussed under TPA 5100.50, Definition of More-Than-Insignificant Discount and Software Revenue Recognition, and 5100.51, Accounting for Significant Incremental Discounts in Software Revenue Recognition. TPA 5100.50 references footnote 3 to SOP 97-2, which states, that “[i]f the discount or other concessions in an arrangement are more than insignificant, a presumption is created that an additional element(s) (as defined in paragraph 9) is being offered in the arrangement.” Mr. McGrath advised registrants to consider the following fundamental questions: i) should the arrangement be separated into two or more elements for accounting purposes? and ii) how should the elements be measured?

Regarding the first question – registrants are required to consider whether:

i)	the elements had independent economic value or substance;

Autobytel believes the elements under the Agreement have independent economic value.

ii)	any of the elements separately would meet the definition of an asset or liability;

Autobytel believes the current and future patents underlying the non-exclusive patent license independently meet the definition of assets.

iii)	there are instances where similar elements would be purchased or sold on an individual basis and;

Autobytel believes the current and future patents underlying the non-exclusive patent license can be licensed individually.

iv)	the company has a reasonable basis to make an allocation among the elements.

Based on the application of the residual method as described in paragraph 12 of EITF Issue No. 00-21, Autobytel believes it has a reasonable basis to make an allocation among the elements.

With regard to the second question – Mr. McGrath stated that the Staff requires registrants to consider the substance of the transaction and noted “we (i.e. the Staff) generally believe that fair value is a more appropriate allocation basis than the stated amounts in the contract”.

Since the settlement gain is not revenue, as commented by the Staff and agreed upon by Autobytel and MP, the fair value provisions of EITF Issue No. 00-21 and SOP 97-2 are not applicable. Therefore, Autobytel looked to the definition of fair value in FASB’s Concept Statement No. 7, Using Cash Flow Information and Present Value in Accounting Measurement, in order to determine a fair value for the non-exclusive patent license. The glossary of FASB’s Concept Statement No. 7 defines fair value as “The amount at which that asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale”. The fair value principles under FASB’s Concept Statement No. 7 are similar to those under Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, which Autobytel has not yet adopted.

The fair value of the non-exclusive license was then determined using an income approach. Autobytel believes this approach is appropriate to determine the fair value of the non-exclusive license because it is an acceptable method for estimating fair value under the provisions of FASB’s Concept Statement No. 7. The income approach is also commonly used in estimating the fair value of patents.

In valuing the non-exclusive patent license, Autobytel also considered its existing international licensing arrangements. Autobytel currently licenses intellectual property rights to a limited number of international licensees as part of its operations. Autobytel has or had an ownership interest in certain of these licensees. Autobytel’s international licensing agreements provide for royalty payments based on a percentage of revenue, with a minimum payment threshold. Consistent with this approach, Autobytel estimated Dealix’s current and future dealer lead service revenue. Autobytel also considered comparable licenses for business method patents issued by other companies.

Autobytel was unable to separately determine the fair value of the continuing obligation. However, the value of such continuing obligation is implicit in the assumptions used in valuing the non-exclusive patent license. The assumptions used in applying the income approach to determine the fair value ascribed to the non-exclusive patent license included, but were not limited to the following:

•	Estimated current and projected revenue from Dealix’s dealer lead service business; and

•	The economic useful life of the licensed patent.

The estimated future dealer lead service revenue, including projections for growth, used in estimating the fair value of the non-exclusive license assumes the use of the licensed patent and such unspecified future patents that are necessarily infringed in operating under the licensed patent. As mentioned earlier, Autobytel believes the licensed patent is a key piece of Dealix’s business model. Autobytel also believes that although certain aspects of Dealix’s dealer lead service may change in the future, the underlying concept of the service will not change. As a result, Autobytel expects the licensed patent to continue to provide economic value to Dealix, unless there is a dramatic change in the way consumers submit leads online. For Dealix to remain competitive, Autobytel assumed it must continue to utilize the licensed patent and the rights to future unspecified patents that Autobytel may obtain to the extent necessarily infringed by practicing the licensed patent. Therefore, Autobytel believes the fair value ascribed to the non-exclusive patent license includes the continuing obligation under the covenant not to sue.

Autobytel believes the useful life of the licensed patent is appropriate because the processes covered by the patent will be difficult for a company in the lead processing business to circumvent. In addition, Autobytel believes the useful life of the licensed patent is representative of the useful life of similar intellectual property.

The fair value of the non-exclusive license was estimated at $9.2 million and Autobytel applied the provisions of EITF Issue 00-21 by analogy in unbundling the fair value of the non-exclusive patent license from the other elements included in the $20.0 million settlement payment.

6.	Income Statement classification of settlement

Autobytel classified the portion of the patent litigation settlement that relates to the mutual release of claims within costs and expenses consistent with paragraph 26 of APB Opinion 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Litigation gains are not included in the definition of non-operating income as defined by Regulation S-X 5-03.7. Although the rule requires “miscellaneous” income to be included under non-operating income, the rule does not provide any definitions or examples of items that should be included in “miscellaneous” income. Autobytel also applied, by analogy, SAB Topic 5P3 question 2, which questioned whether or not a restructuring item could be classified as non-operating expense. As Autobytel’s intellectual property (including the licensed patents) are integral to its operations, Autobytel believes that litigation involving its intellectual property is within the ordinary course of its business and is an operating item. As a result, all costs associated with protecting Autobytel’s intellectual property, and any litigation settlements resulting from protecting our intellectual property, should be properly classified as part of operations.

At the time of settlement, Autobytel had incurred and expensed approximately $12.0 million in litigating the alleged infringement against Dealix. Since the mutual release of claims represents an accumulation of several items, such as, but not limited to reimbursement of legal fees and damages, that are typically classified in operating income, Autobytel believes classifying the patent litigation settlement within costs and expenses is appropriate. Additionally, Autobytel determined that separately classifying the settlement gain provides more meaningful disclosure and is appropriate because its size would improperly distort the trends and the current period balance in general and administrative expenses.

Autobytel has now re-examined its classification of the portion of the settlement that relates to the non-exclusive license. Autobytel no longer believes it is appropriate to classify the gain from the non-exclusive license within non-operating income for the reasons discussed in the above paragraph. As such, the gain from the non-exclusive license would be reclassified from non-operating income to income from operations, as a separate line item within costs and expenses.

7.	Timing of recognition of gain from non-exclusive patent license

As earlier mentioned, based on the Staff’s comments and those of MP’s national office, Autobytel now agrees that the settlement amount is not revenue, but in fact a gain from litigation settlement. Since Autobytel had previously considered the non-exclusive patent license fee to be revenue, Autobytel had applied the revenue standards under SAB Topic 13A1, which require “reasonable assurance of collectibility” to the remaining payments of $8.0 million, which is due in installments of $2.7 million on the next three annual anniversary dates of the initial payment of $12.0 million received on March 13, 2007. Autobytel and MP’s national office now believe that a higher recognition standard is required based on existing GAAP (Statement of Financial Accounting Standards (“SFAS”) No. 5, Accounting for Contingencies, EITF Issue 01-10, Accounting for the Impact of the Terrorist Attacks of September 11, 2001, FASB Interpretations (“FIN”) 30: Accounting for Involuntary Conversions of Nonmonetary Assets to Monetary Assets—An Interpretation of APB Opinion No. 29). This higher standard will be met when any uncertainty surrounding the ability to recover the payments is removed, which will be when cash is received. Therefore, no additional gain will be recognized in excess of the $12.0 million cash already received, until such time that subsequent payments are received.

Since Autobytel had previously considered the non-exclusive patent license fee to be revenue, Autobytel had recorded a receivable on its balance sheet for the remaining three installment payments, which were discounted to their net present value of $7.1 million using a discount rate of 6.38% based on Moody’s Seasoned Baa corporate bond rate as of March 25, 2007. The calculated discount of $0.9 million was reflected as a reduction to the gain from litigation settlement. Since the remaining payments would now be accounted for when cash is received, Autobytel would reverse the associated receivable presently reflected on its balance sheet, with the offsetting entry to deferred gain. The calculated discount on the receivable of $0.9 million will also be reversed and reflected on the income statement as part of the gain from the mutual release of claims portion of the settlement.

8.	Analyses that were considered and rejected in determining the accounting for the settlement

In accounting for the settlement, Autobytel considered existing accounting literature that address the accounting for intellectual property (“IP”) licenses such as SOP 97-2, SFAS 45,” Accounting for Franchise Fee Revenue”, SFAS No. 50, “Financial Reporting in the Record and Music Industry”, and SOP 00-2 “Accounting by Producers or Distributors of Films”. None of these literature provided exclusive guidance since they are almost entirely transaction- or industry-based. Also, the non-exclusive patent license under the Dealix settlement does not include the licensing of software, franchise arrangement, music or film rights but rather is the licensing of patents. Since there is little or no guidance for transactions that fall outside the scope of the industry- or transaction-based literature, Autobytel analogized the specific facts and circumstances of the settlement agreement to certain provisions of the existing accounting literature on licensing IP assets, including SAB Topic 13. Autobytel also sought further guidance through speeches given by the Staff and the AICPA’s Technical Practice Aids, mentioned above.

Existing accounting literature on licensing IP assets provide that revenue from IP transactions should be recognized when it has been earned and is realized or realizable, which could be at either the beginning or throughout the license term, depending upon the nature of the license and the other obligations taken on by the licensor. In the Dealix settlement, Autobytel considered whether the entire gain from the non-exclusive patent license should be recognized upon settlement (the beginning of the license term) in accordance with the general provisions of existing accounting literature on licensing IP assets. However, Autobytel rejected this consideration because of its continuing involvement under the covenant not to sue provision discussed earlier.

Autobytel gave due consideration to its legal obligations under the covenant not to sue provision and concluded that the portion of the settlement amount related to the future license meets the definition of a liability as defined in paragraph 35 of FASB Concept Statement No. 6 as follows: “Liabilities are probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events”. Footnote 21 of FASB Concept Statement No. 6 defines the term “probable” as “that which can reasonably be expected or believed on the basis of available evidence or logic but is neither certain nor proved”. As noted previously, Autobytel’s history of filing new patent applications and its expectation to continue to do so meets the definition of “probable”. Also, Footnote 22 of FASB Concept Statement No. 6 provides as follows: “Obligations in the definition is broader than legal obligations. It is used with its usual general meaning to refer to duties imposed legally or socially; to that which one is bound to do by contract, promise, moral responsibility, and so forth (Webster’s New World Dictionary, p. 981). It includes equitable and constructive obligations as well as legal obligations”. As mentioned previously, courts have consistently interpreted a covenant not to sue based on a patent to be analogous to a license, thus Autobytel concluded that the covenant not to sue provision is a legal obligation meeting the definition of a liability. Since Autobytel previously accounted for the non-exclusive patent license fee as revenue, the entire fair value of the non-exclusive license was recorded as a deferred liability on its balance sheet. However, since the gain will now be recognized as cash is received, deferred gain is $1.2 million, representing the difference between the cash received upon settlement of $12.0 million and the portion of the settlement allocated to the mutual release of claims (delivered element) of $10.8 million.

Further, in determining whether or not to allocate the settlement gain between the multiple elements, Autobytel considered that the economics of the settlement would have been significantly different than if the covenant not to sue were absent. If the covenant not to sue were absent, Autobytel would have the right to sue Dealix or demand additional payments if practicing under the current patent necessarily infringed future patents. Autobytel believes that the absence of the covenant not to sue would have been accounted for as a gain on the date of settlement. Because of the inclusion of the covenant not to sue in the Agreement, Autobytel believed it reasonable to defer part of the gain based on its future obligation. Therefore, Autobytel believed an allocation of the gain to the past and future events was a reasonable basis to record the gain.

In allocating the $20.0 million settlement amount between the multiple elements, Autobytel considered two main options:

i.	Determine the fair value of the non-exclusive patent license, which is $9.2 million, and utilize the residual method to allocate the balance of $10.8 million to the mutual release of claims.

ii.	Allocate $12.0 million to reimbursement of legal costs and the balance of $8.0 million to the remaining components of the mutual release of claims and the non-exclusive license.

Autobytel believes it took reasonable steps to determine an objective and reliable evidence of the fair value of the non-exclusive patent license, as discussed above. If Autobytel was not able to determine an objective and reliable evidence of the fair value of the non-exclusive patent license, Autobytel would have used option two above in allocating the settlement proceeds. Autobytel believes option two is reasonable because the initial cash receipt approximates the legal costs expensed by Autobytel at the time of settlement, therefore recouping that cost first appears reasonable. Further, Autobytel believes the application of either option would not result in a significant difference to its quarterly results.

IV. ACCOUNTING ANALYSIS PERFORMED BY MP’s NATIONAL OFFICE

MP has read Autobytel’s analysis above. In determining the accounting treatment for the Dealix settlement, Autobytel engaged in a number of discussions with the audit engagement team and MP’s National Office representative, who concurred with Autobytel’s position. Subsequently, after further analysis and review by MP’s National Director of Accounting, MP reconsidered its position, and proposed an alternative view, which it provided to Autobytel and is reproduced below.

Relevant accounting guidance for consideration:

1.	EITF Issue 00-21, paragraph 12 (residual method) and paragraph 16 (evidence of fair value).

2.	SAB Topic 13 A.3 Delivery and Performance (g) Deliverables within an arrangement.

3.	SFAS No. 5, paragraph 17 (gain contingencies).

Issue # 1 - Consideration of Continuing Performance Obligation:

MP considered the theory of an “ongoing continuing performance obligation” as a future deliverable. The future performance obligation is understood to be a covenant not to sue which Autobytel has stated is the legal equivalent to granting a limited license to future unspecified deliverables. Dealix received the license for every process they will ever be entitled to upon execution of the settlement. Dealix’s ability to use any process in any future patent is limited to the processes they already have, with no rights to any incremental processes. The value Dealix received in the covenant not to sue is the right to continue to use what they bargained for even if another dominant patent protected that process as well. Dealix is not entitled to use any revised business processes patented by Autobytel.

Based on the results of MP’s review of the Agreement, discussions with external and internal counsel, and upper management, there is no legal commitment to modify, enhance, or improve the business process licensed to Dealix. MP understands that Autobytel is not legally obligated to deliver any future deliverables to Dealix. The fact that Autobytel may obtain other dominant patents that without the covenant not to sue would allow Autobytel to sue for infringement of the patented process already delivered to Dealix, may not constitute another deliverable to Dealix because Dealix is still using the same processes.

Other considerations:

To account for the settlement transaction, MP refers by analogy to SAB Topic 13, which provides guidance related to the recognition of revenue upon the sale of a license. Under Section 3, Delivery and Performance; subsection g., deliverables within an arrangement, MP noted that the first question is as follows:

If a company (the seller) has a patent to its intellectual property which it licenses to customers, the seller may represent and warrant to its licensees that it has a valid patent, and will defend and maintain that patent. Does that obligation to maintain and defend patent rights, in and of itself, constitute a deliverable to be evaluated under EITF Issue 00-21?

The staff’s interpretive response:

No. Provided the seller has legal and valid patents upon entering the license arrangement, existing GAAP on licenses of intellectual property (e.g., SOP 97-2, SOP 00-2, and SFAS No.50) does not indicate that an obligation to defend valid patents represents an additional deliverable to which a portion of an arrangement fee should be allocated in an arrangement that otherwise qualifies for sales-type accounting. While this clause may obligate the licenser to incur costs in the defense and maintenance of the patent, the obligation does not involve an additional deliverable to the customer. Defending the patent is generally consistent with the seller’s representation in the license that such patent is legal and valid. Therefore, the staff would not consider a clause like this to represent an additional deliverable in the arrangement.

The guidance above is directed at the licensing of a patent and the related obligation to defend and maintain the patent. By analogy, application to gain recognition from this patent lawsuit settlement, the potential increase in value of the patent licensed by Autobytel does not represent an additional deliverable in the settlement. Therefore, MP believes that deferral of gain may not be required based on analogy to revenue recognition principles.

MP also considered the analogy to “when and if available” and implied post contract support. Unlike the delivery of improved software or post contract support, Autobytel will not deliver any process to Dealix to improve or support their processes, therefore deferral of gain may not be required using this analogy. If the license to Dealix were to include a covenant not to sue for newly developed processes under future patents, whereby Dealix would be able to use the new processes without suit, we believe, by analogy to the revenue recognition principles, there may exist a basis to defer the gain.

Issue # 2 - Consideration of Objective and Reliable Evidence of Fair Value

Autobytel referred to the residual method as discussed in paragraph 12 of EITF Issue 00-21 for purposes of supporting the allocation of the gain on settlement between past violations and future services. However, this method requires that there be objective and reliable evidence of fair value for the undelivered element in the arrangement. Per review of paragraph 16 of EITF Issue 00-21, MP noted the following:

“The best evidence of fair value is the price of a deliverable when it is regularly sold on a standalone basis. Fair value evidence often consists of entity-specific or vendor-specific objective evidence (VSOE) of fair value. VSOE of fair value is limited to (a) the price charged for a deliverable when it is sold separately or (b), for a deliverable not being sold separately, the price established by management having the relevant authority. The use of VSOE of fair value is preferable in all circumstances in which it is available. Third- party evidence of fair value (for example, the prices of the vendor’s or any competitor’s largely interchangeable products or services in sales to similarly situated customers) is acceptable if VSOE of fair value is not available.”

The Company could not determine VSOE of fair value or third party evidence of fair value for the undelivered element. In deriving fair value of the undelivered element, the Company utilized the Income Approach.

Based on MP’s analysis under Issue #1, MP believes that Autobytel may not have a future performance obligation, and therefore there may be no need to unbundle the settlement proceeds between past violations and future deliverables. However, even if a future implied obligation to provide other patents may exist, including dominant patents, MP believes that Autobytel may not be able to unbundle the delivered from the undelivered elements as the undelivered elements have never been sold separately.

Since there is no current accounting literature which specifically addresses the unbundling of patent settlements, Autobytel referred to EITF Issue 00-21 by analogy to unbundle past violations from future services. Since Autobytel could not provide evidence of VSOE of fair value nor third party evidence of fair value for the undelivered element, MP believes the valuation may not be an acceptable source of objective and reliable evidence of fair value under the provisions of EITF Issue 00-21. Therefore, MP believes the application of EITF Issue 00-21 to the deferral of gain recognition of settlement proceeds may be improper and not relevant and thus the separation of the value of the patent from the value of the other elements of the settlement may not be possible. Application of EITF Issue 00-21 may be to value the undelivered element. MP believes the future unidentified patents may not been valued as provided in EITF 00-21.

Issue # 3 - Collectibility of Remaining Settlement Proceeds and Treatment of Gain Consideration

Autobytel has agreed that licensing of its patents under the Agreement is not a revenue producing activity, and thus is recording the future income from the patent settlement to other income. Therefore, MP and Autobytel are in agreement that reference should be made to SFAS No. 5 in assessing any uncertainty surrounding the unpaid portion of the settlement amount. Thus, the portion of the settlement amount that is scheduled to be paid over the course of three installment payments through 2010 is considered a gain contingency, subject to higher level of assurances of collectibility than a revenue transaction which requires a reasonably assured standard for collectibility.

Autobytel is unable to obtain sufficient competent evidence to corroborate the likelihood of collectibility of the future payments. The counter-party, Dealix, is a subsidiary of a private entity, The Cobalt Group, with no readily available financial statements and none have been provided to Autobytel. There is an unconditional guarantee of payment by a Warburg Pincus Fund for which Autobytel was not able to obtain information regarding the ability of the fund to honor the guarantee. Therefore, the lack of corroborating evidence of collectibility of the future payments supports a determination that the remaining payments should be deferred as a “gain contingency” consistent with paragraph 17 of SFAS No. 5.

Issue #4 - Income Statement Classification of Settlement

MP considered the appropriateness of Autobytel’s classification of the litigation settlement within its consolidated statement of operations. In determining the proper classification of the settlement, MP specifically refers to FASB Concepts Statement No. 6, Elements of Financial Statements—a replacement of FASB Concepts Statement No. 3 (incorporating an amendment of FASB Concepts Statement No. 2) (“CON 6”), paragraphs 78 and 79 (Revenues and Characteristics of Revenue, respectively). MP considers these sections of FASB Concept Statement No. 6 as follows:

Paragraph 78 defines revenue as follows:

“Revenue are inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or production of goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations”

Paragraph 79 further clarifies the characteristics of revenue as follows:

“Revenues represent actual or expected cash inflows that have occurred or will eventuate as a result of the entity’s ongoing major or central operations. ………… Similarly, the transactions and events from which revenues arise and the revenues themselves are in many forms and are called by various names – for example, outputs, deliveries, sales, fees, interest, dividends, royalties, and rent – depending on the kinds of operations involved and the way revenues are recognized.”

In considering the aforementioned paragraphs within CON 6, MP believes that the elements of this transaction are not part of Autobytel’s “ongoing major or central operations” and as such, are not part of Autobytel’s recurring revenue streams and should not be considered a component of revenue.

Based on the conclusion that the transaction should not be classified as revenue, MP refers to paragraphs 84-86 (Characteristics of Gains and Losses) and paragraphs 87-89 (Revenues, Expenses, Gains, and Losses) of CON 6 as follows:

Paragraph 84 defines the Characteristics of Gains and Losses as follows:

“Gains and losses result from entities’ peripheral or incidental transactions and from other events and circumstances stemming from the environment that may be largely beyond the control of individual entities and their management. …….”

Paragraph 85 discusses different types of transactions which result in the classification of “gains and losses” in the income statement and stipulates that “gains and losses” should be classified according to the source from which the transaction is originating. Paragraph 85 stipulates “Other gains or losses result from nonreciprocal transfers between an entity and other entities that are not its owners – for example, from gifts or donations, from winning a lawsuit …” Furthermore, Paragraph 86 stipulates “Gains and losses may also be described or classified as “operating” or “non-operating” depending on their relationship to an entity’s major ongoing or central operations….”

Paragraphs 87 – 89 discuss the different characterizations / classifications of gains and losses within the classified income statement. And, overall, indicate that a substantial amount of judgment is required when determining the appropriate classification.

In determining the appropriate classification of the gain as operating or non-operating income, MP also considered the specific provisions of SEC Regulation S-X 5-03.7 which provide guidance on the nature of components to be included in the presentation of non-operating income, noting no discussion related to litigation settlements. Further guidance was considered by analogy to SAB Topic 5P3 question 2, which provided guidance of whether a restructuring charge could be considered a non-operating expense. The Staff clarified in their response that charges which relate to activities for which revenues and expenses have historically been included in operating income should generally be classified as an operating expense and disclosed separately if material.

Based on MP’s understanding of the facts and circumstances surrounding the litigation settlement, MP believes this transaction is most closely related to operating activities performed by Autobytel. This viewpoint is supported by the litigation settlement’s reimbursement of past legal fees, damages, and infringement of intellectual property rights, which are part of Autobytel’s normal operations. Based on MP’s review of the guidance noted above, MP believes classification of the litigation settlement as a separate component of operating income to be reasonable. In addition, MP also believes the portion of the settlement that relates to the non-exclusive license of approximately $200,000 which was previously classified as non-operating income by Autobytel, should be properly reclassified to operating income as a separate line item within costs and expenses based on the reasons discussed above.

MP’s considerations of other alternatives to accounting for the settlement

MP has considered the analogies made to revenue recognition principles for the purpose of determining how to record the gain on the settlement. These analogies appear appropriate without other specific guidance on the accounting for a litigation settlement gain. However, this gain is not revenue and Autobytel did not solicit the sale of a license.

MP also considered the following additional alternatives in accounting for this settlement:

(i) Autobytel entered into a settlement with continuing elements, including a license and a covenant not to sue. In contrast to a settlement whereby a plaintiff and defendant agree that the defendant is precluded from using the plaintiff’s patented processes after the settlement, with any settlement proceeds from past infringement and recovery of legal fees being recorded as a gain with no deferral, Autobytel gave accounting recognition in the form of a deferred gain to the continuing elements under the Agreement—the license and the covenant not to sue, using its reasonable efforts to determine an estimate of the value of these continuing elements. MP observed that Autobytel’s proposed accounting appears to be a reasonable attempt to record the transaction based on the economics as Autobytel sees it.

(ii) Considering the analogy to revenue recognition principles, considering that there may not be a continuing performance obligation and considering the assertion that collectibility is reasonably assured, the appropriate accounting under such analysis may be to record the full gain upon reaching the settlement. This accounting treats the timing of the recognition of the settlement the same as revenue. However, Autobytel did not solicit Dealix as a customer to license its patent, so the settlement is different from a revenue transaction. Revenue accounting does not give any effect to the continuing use of Autobytel’s patent, which was bargained for in the settlement. Therefore, under the revenue analogy, the accounting for a settlement with and without the future use of a patent results in the same timing of accounting recognition.

(iii) Another accounting consideration would be the application of revenue recognition principles but instead of applying the principle of collectibility being reasonably assured in recording the gain, the SFAS 5 gain contingency principle is applied, whereby the gain would be recognized as cash is received. This also does not appear to reflect the economics of the continuing use of Autobytel’s patent either.

MP would appreciate a dialog with Autobytel’s accounting staff, the SEC reviewer(s) and MP, as the auditor, to discuss the merits of the alternative treatments to recording this particular settlement gain.

V. ADDITIONAL CONSIDERATIONS BY AUTOBYTEL

Autobytel would like to provide additional comments/considerations regarding the issues and analysis performed by MP’s National Office.

MP’s Issue # 1 - Consideration of Continuing Performance Obligation

It appears that the basis for MP’s National Office’s alternative view that Autobytel may not have a continuing performance obligation to Dealix under the covenant not to sue is primarily based on the following two main points in MP’s analysis, which Autobytel references below:

1.	Dealix’s ability to use any process in any future patent is limited to the processes they already have, with no rights to any incremental processes.

2.	Unlike the delivery of improved software or post contract support, Autobytel will not deliver any process to Dealix to improve or support their processes.

In essence, MP’s National Office’s alternative view suggests that in order for a continuing obligation to exist, the future deliverable must result in an improvement to the existing patent. The glossary of SOP 97-2 defines PCS as follows, “The right to receive services (other than those separately accounted for as described in paragraphs 65 and 66 of the SOP) or unspecified product upgrades/enhancements, or both, offered to users or resellers, after the software license period begins, or after another time as provided for by the PCS arrangement. Unspecified upgrades/ enhancements are PCS only if they are offered on a when-and-if-available basis (emphasis added)”. SOP 97-2 further notes that PCS services in a typical arrangement include services such as telephone support and correction of errors, which may not result in improvement to the existing software. Autobytel analogized its continuing obligation under the covenant not to sue to an implied PCS arrangement in that the future patents that Autobytel may obtain and Dealix may necessarily infringe in practicing the current patent are “unspecified” and would not have been expected to be delivered at the time that the right was granted. Autobytel also believes that the right to future unspecified patents that may be necessarily infringed by Dealix in practicing under the current license is akin to providing support to the methodologies under the current licensed patent.

Autobytel respectfully observes that unlike software that can be modified, enhanced or improved upon, patents, by their nature, cannot be modified, enhanced or improved upon once licensed. Any modifications, enhancements or improvements to an existing patent will more likely result in a new patent. Under the Dealix settlement, the covenant not to sue provides Dealix with the right to future unspecified patents that may be obtained by Autobytel that Dealix may necessarily infringe in practicing the current patent.

To account for the settlement, MP’s National Office analogized to the scenario discussed in SAB Topic 13A.3.g. whereby a licensor represents and warrants to its licensees that it has a valid patent and will defend and maintain the patent rights. Under the Agreement, Autobytel is not obligated to maintain or defend the licensed patent. Autobytel believes the value to Dealix of the license to future unspecified patents that may be necessarily infringed by Dealix in practicing the current licensed patent, is that Dealix can continue to practice certain methodologies allowed for under the current licensed patent that may necessarily infringe a patent that Autobytel may obtain in the future. Autobytel believes that a more representative analogy may be the scenarios discussed under SAB Topic 13A.3.f. question 1, whereby a seller provides on-going rights to a customer to continue to use its web site (which the seller may or may not modify or improve) in exchange for an upfront fee based on the seller’s continuing involvement (which Autobytel believes may be the expectation that the web site will remain in operation). Autobytel believes that the intent of its continuing obligation to Dealix is to provide Dealix with the on-going rights to continue to practice the licensed patent to the extent it necessarily infringes future patents that Autobytel may obtain.

Such on-going rights granted to a customer through a seller’s continuing involvement require deferral of revenue under SAB Topic 13. If such on-going rights were absent, Autobytel could sue Dealix for infringement and charge for the use of such unspecified future patents. Since this would result in a different economic impact to both Autobytel and Dealix than would occur in the presence of the covenant not to sue, Autobytel believes that both scenarios should result in different accounting treatments.

MP’s Issue # 2 - Consideration of Objective and Reliable Evidence of Fair Value

As stated in its response, in the absence of any other authoritative guidance on the methodology to apply in allocating the settlement amount between the multiple elements, Autobytel applied by analogy the residual method discussed under paragraph 12 of EITF Issue 00-21. Since the Staff and MP’s National Office stated that the settlement amount is not revenue, but rather a gain from litigation settlement, Autobytel does not believe that the provisions of EITF Issue 00-21 paragraph 16 should be applicable in determining fair value of the non-exclusive license. Although Autobytel applied several revenue recognition guidance in accounting for this settlement, not all concepts that apply to revenue items can be appropriately applied to non-revenue items.

Autobytel applied the fair value concepts under FASB’s Concept Statement No. 7 in valuing the patent, which bear similarities to the fair value concepts under SFAS 157, which Autobytel has not yet adopted. VSOE is a requirement for determining fair value for revenue items and is absent under the provisions of SFAS 157. Paragraph 3 of SFAS 157 states, “ This Statement does not apply under accounting pronouncements that require or permit measurements that are similar to fair value but that are not intended to measure fair value, including the following:

a.	Accounting pronouncements that permit measurements that are based on, or otherwise use, vendor-specific objective evidence of fair value”.

Footnote 3 to paragraph 3 of SFAS 157 specifically excludes the fair value measurement requirements under EITF Issue 00-21, Also included among those excluded pronouncements are EITF Issue No. 00-3, “Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware and SOP 97-2, as modified by SOP 98-9. Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.

Further, by its very nature, a patent cannot have third party evidence of fair value per se because it is unique and specific to only one entity. Autobytel believes that the requirement to obtain third party evidence of fair value in valuing the licensed patent may not be applicable. In valuing the licensed patent, Autobytel considered the royalty rates for other business method patents.

As the filing date of the quarterly report on Form 10-Q for the third quarter ended September 30, 2007 is November 9, 2007, Autobytel would like to resolve the above issues in a timeframe that will allow it to file the Form 10-Q reflecting the resolution of these issues. We thank you for your prompt attention to this letter. Please direct any questions concerning this filing to the undersigned at (949) 225-4502.

Sincerely,

/s/ Monty A. Houdeshell
Monty A. Houdeshell Executive Vice President and Chief Financial Officer